FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 18th March 2004

The Board of The "Shell" Transport and Trading Company, p.l.c. announces that the Annual General Meeting of the Company for 2004 will be convened to be held on June 28, 2004.

This is later than previously envisaged and the proposed final dividend for 2003 that was announced on February 5, 2004 at the rate of 9.65 pence per Ordinary share of 25 pence each payable on May 6, 2004 will now be paid on May 6, 2004 as a second interim dividend in respect of 2003. All details relating to the payment of the dividend will remain unchanged: the dividend will be paid to shareholders on the register at the close of business on April 2, 2004 and the ex-dividend date will be March 31, 2004. The second interim dividend will be paid to holders of Bearer Warrants who surrender Coupon No. 213.

With the interim dividend of 6.10 pence per Ordinary share already paid on September 17, 2003 the total distribution in respect of 2003 will be 15.75 pence per Ordinary share representing a 3.3% increase over the total distribution for 2002. The Directors do not propose to recommend any further distribution in respect of 2003.

March 18, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 18 March 2004